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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of June, 2004


                        International Uranium Corporation
                 -----------------------------------------------
                 (Translation of registrant's name into English)


    Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265
    ------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   [X]           Form 40-F
                                -------                    -------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                       No    [X]
                           -------                  -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              International Uranium Corporation
                                              ---------------------------------
                                                        (Registrant)

Date: July 14, 2004                           By:  /s/  Ron F. Hochstein
      -------------                                ----------------------------
                                                   Ron F. Hochstein, President



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                                  EXHIBIT INDEX


Exhibit Number           Description
--------------           -----------

      1                  Press Release dated June 8, 2004
      2                  Press Release dated June 23, 2004
      3                  Press Release dated June 23, 2004


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CONTACT: SOPHIA SHANE         2101, 885 West Georgia Street        INTERNATIONAL
Corporate Development         Vancouver, British Columbia             URANIUM
Tel: (604) 689-7842           Canada  V6C 3E8                       CORPORATION
Fax: (604) 689-4250           www.intluranium.com

PRESS RELEASE

MONGOLIA COPPER/GOLD PROJECT UPDATE

JUNE 8, 2004 (IUC -- TSX) ... INTERNATIONAL URANIUM CORPORATION ("IUC" or "the Company") is pleased to provide an update on the Company's copper/gold exploration program in Mongolia. In March, 2004, IUC announced the sale of its copper/gold properties in Mongolia to Fortress IT Corp. ("Fortress"). Filings and documentation pursuant to the sale have been submitted to the TSX Venture Exchange and regulatory authorities for approval. Fortress' shares are expected to resume trading soon after the receipt of regulatory approval. Upon conclusion of the transaction, IUC, through its shareholdings of Fortress, will hold an approximate 63% interest in the Mongolia copper/gold projects.

The 2004 work program is progressing under the direction of Fortress and is focusing initially on 3 of several key projects held in the country: Shiveen Gol, Erdenet and Altargany. The total copper/gold exploration land package in Mongolia encompasses over 1.74 million hectares and covers the most prospective regions in the country.

At the Shiveen Gol project in northwestern Mongolia, detailed geologic mapping and an extensive surface rock geochemistry program has been completed and has outlined a large, highly prospective target. The surface area of copper mineralization, IOCG-style hydrothermal alteration, strong IP chargeability, and anomalous ground magnetic signature covers an area of approximately 6 square kilometres.

The Company would like to report a correction to one of the Shiveen Gol copper values previously announced on December 4, 2003. The error was detected on the lab report and has since been corrected. No significant copper values were obtained in drill hole SGDD-15. The results reported from the lab were 33 metres of 0.23% Cu.

At the Erdenet project in northcentral Mongolia, an aggressive field program has been initiated on key holdings in the Erdenet belt. The work has consisted of integrated soil and rock geochemistry, geologic and alteration mapping, and ground magnetic surveys. Two targets for porphyry copper mineralization have emerged from the work. The Company anticipates drilling at least one of these targets this season. The Erdenet project covers over 5,000 square kilometres of prospective porphyry copper geology, northeast of Mongolia's largest operating copper mine (the Erdenet Mine). The Erdenet Mine is the only known commercial deposit in a +300 km long volcano-plutonic belt similar in its geologic setting to the Chilean Andes. Such belts worldwide commonly produce clusters of such deposits.

To date, the Company has completed over 900 line kilometres of ground magnetic and 200 line kilometres of IP surveys at the Shiveen Gol Project, and over 250 line kilometres of ground magnetic surveys in the Erdenet Project. The Company presently has an active ground magnetic program underway and an ongoing IP program in the Erdenet Project. Interpretation of the new work is being integrated with surface mapping, leached cap interpretations, and geochemistry to define drill targets at both Shiveen Gol and Erdenet.

At the Altargany project in western Huvsgul province, the company is planning an aggressive field campaign to follow up on the work completed in 2003 which defined a 15 kilometre long strong gold stream-sediment geochemisty anomaly.

IUC is engaged in uranium exploration and production. It holds significant uranium deposits in Mongolia and in the U.S. including a fully permitted 2,000 ton per day uranium mill near Blanding, Utah (one of only two operating uranium mills in the U.S.), as well as uranium exploration properties in the Athabasca Region in Canada. The Company also processes and recycles uranium-bearing waste materials as an environmentally superior alternative to direct disposal.


Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium; the impact of the sales volume of uranium; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although IUC believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. IUC disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

Ron F. Hochstein
President

CONTACT: SOPHIA SHANE         2101, 885 West Georgia Street        INTERNATIONAL
Corporate Development         Vancouver, British Columbia             URANIUM
Tel: (604) 689-7842           Canada  V6C 3E8                       CORPORATION
Fax: (604) 689-4250           www.intluranium.com

PRESS RELEASE

15,000 METRE DRILL PROGRAM AT MOORE LAKE URANIUM PROJECT IN SASKATCHEWAN

JUNE 23, 2004 (IUC -- TSX) ... INTERNATIONAL URANIUM CORPORATION ("IUC") and JNR Resources Inc. ("JNR") are pleased to provide an update on their Joint Venture uranium properties in the Athabasca Basin of northern Saskatchewan.

The Companies have approved an extensive 15,000 metre diamond drilling and exploration program on the Moore Lake uranium project. The initial summer program will include of a minimum of 5000 metres of diamond drilling, focussing on the known uranium mineralization in the high grade Maverick zone, along with linecutting and geophysical surveys over the interpreted northeastern and southwestern extensions of the structural corridor containing the mineralization, and a property wide boulder sampling program.

This program will be underway by month's end. Initially one drill will be used and will test in detail the area containing the high grade mineralization on a grid pattern; while the second drill will likely start once the geophysical surveys are completed and interpreted. It should be noted that the Maverick zone and its extensions can be drill tested virtually year round.

This past winter the Companies completed 19 holes, totalling 6747 metres. The results from the first 14 holes were released earlier this year and indicate the presence of high grade uranium mineralization in a highly anomalous and extensive, structural corridor. The geochemical results for the last five holes (ML-42 to ML-46), extended the length of this corridor and better defined the geology.

ML-42 and ML-43 were progressive 150 metre stepouts to the northeast of ML-41. They intersected highly altered and structurally disrupted graphitic pelites well into the basement accompanied by anomalous levels of uranium and 'pathfinder' elements such as nickel, copper, zinc, boron and vanadium. ML-43 also intersected a strongly altered and structurally disrupted basal sandstone column that returned highly anomalous uranium, boron and lead values. These two holes, which were collared too far into the hanging wall, indicate that the mineralizing system now extends a minimum of 1100 metres to the northeast of the discovery hole (ML-25), and is still open in this direction.

ML-44 was a 500 metre stratigraphic (geological) hole drilled from south to north through the structural corridor. It better defined the geological package as well as the east-west trending structures.

ML-45 and ML-46 were 5 metre stepouts to the south of ML-35 and ML-37 respectively. The sandstone and basement rocks in both holes was strongly altered and structurally disrupted, and returned highly anomalous geochemistry, including several intervals of low grade uranium mineralization. These holes also add credence to the theory that cross cutting north-northeast trending structures played a major role in controlling the mineralization, and may in fact represent a second mineralized direction.

This spring, the Companies also flew over 1200 kilometres of airborne GEOTEM surveys over their jointly held South Cigar and Pendleton Lake projects. These properties are subject to the terms of a 'Strategic Alliance' whereby IUC can earn a 75% interest in them by paying acquisition costs and funding the initial $500,000 in exploration expenditures. A preliminary interpretation indicates the presence of conductive horizons on both properties that will require follow up. Details of summer programs on these properties as well as the Lazy Edward Bay project, will be made known following a Joint Venture meeting to be held in July.

The Companies are very pleased with the results to date, particularly at Moore Lake, and will continue to aggressively explore their large land position in the highly productive eastern Athabasca Basin of northern Saskatchewan.

Drill core was prepared and analysed by the Saskatchewan Research Council in accordance with industry standards. Drill results and technical data have been reviewed by Richard Kusmirski, P. Geo., a Qualified Person pursuant to NI 43-101.

IUC is engaged in uranium exploration and production. It holds significant uranium deposits in Mongolia and in the U.S. including a fully permitted 2,000 ton per day uranium mill near Blanding, Utah (one of only two operating uranium mills in the U.S.), as well as uranium exploration properties in the Athabasca Region in Canada. The Company also processes and recycles uranium-bearing waste materials as an environmentally superior alternative to direct disposal.


Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium; the impact of the sales volume of uranium; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although IUC believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. IUC disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


ON BEHALF OF THE BOARD

Ron F. Hochstein
President

CONTACT: SOPHIA SHANE         2101, 885 West Georgia Street        INTERNATIONAL
Corporate Development         Vancouver, British Columbia             URANIUM
Tel: (604) 689-7842           Canada  V6C 3E8                       CORPORATION
Fax: (604) 689-4250           www.intluranium.com

PRESS RELEASE


                   IUC COMPLETES SALE OF COPPER-GOLD MONGOLIAN
                EXPLORATION PROPERTIES TO FORTRESS MINERALS CORP.

JUNE 23, 2004 (IUC -- TSX) -- INTERNATIONAL URANIUM CORPORATION ("IUC") is pleased to announce that it has completed the sale of its copper-gold Mongolian exploration properties to Fortress Minerals Corp. (formerly, Fortress IT Corp.) ("Fortress"). Accordingly, IUC has acquired 28 million common shares of Fortress based on deferred exploration expenditures made by the Corporation and its subsidiaries on the properties within the last three years in the amount of approximately US$2.4 million. IUC's shareholdings represent approximately 63.1% of the issued and outstanding common shares of Fortress.

On Closing, IUC received 2,800,000 common shares of Fortress. The balance of 25,200,000 common shares are being held pursuant to the terms of a Value Share Escrow Agreement (the "Escrow Agreement") in accordance with the policies of the TSX Venture Exchange. Also on Closing, Mr. Ron Hochstein, President of the Corporation, was appointed to the Board of Fortress.

The 28 million shares represent IUC's entire holdings in Fortress and are held for investment purposes. This investment will be reviewed on a continuing basis and such holdings may be increased or decreased in the future, subject to the terms of the Escrow Agreement.

Fortress has changed its name from "Fortress IT Corp." to "Fortress Minerals Corp.". Its ticker symbol on the TSX Venture Exchange remains the same, "FST". Fortress shares are expected to resume trading on Monday, June 28, 2004.

ON BEHALF OF THE BOARD



Ron F. Hochstein
President



Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium; the impact of the sales volume of uranium; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although IUC believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. IUC disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.